Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 14, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

14 May 2003

N E W S   R E L E A S E

ANNUAL GENERAL MEETING

EXTRACTS FROM THE CHAIRMAN’S STATEMENT

“2002 was another year of substantial progress for Gallaher.

“We grew our businesses across Europe, the CIS and Asia, increasing pro-forma volumes by 18 per cent to 153 billion cigarettes.

“This growth was matched by a strong financial performance. Group profit before interest, taxation and amortisation – EBITA – increased by 23 per cent, profit before taxation and amortisation – PBTA – increased by 16 per cent, and adjusted earnings per share grew by nine per cent.

“Gallaher’s underlying trading performance continues to be robust, despite the impact of substantial duty increases in several large markets.

“Total volumes increased by some two per cent in the first quarter – and, on a full year basis, Group trading remains in-line with management and market expectations.

“In the UK, the growth achieved in the Group’s cigarette market share during the second half of 2002 has been consolidated this year. Gallaher maintained cigarette retail market share at 38.6 per cent during the first quarter, and the Group increased its respective shares of the cigar and handrolling tobacco markets to 46.9 per cent and 31.9 per cent.

“Our brands continued to benefit from incremental marketing investment in the run-up to the commencement of the advertising ban on 14th February. This expenditure is expected to underpin long-term brand equity.

“The UK Chancellor raised cigarette duty by an in-line with inflation figure of eight pence per pack in his April Budget.

“In combination with last year’s increase in the Government’s guidelines for personal tobacco import allowances for travellers returning from the EU, the on-going high levels of UK tobacco taxation have encouraged further non-UK duty paid consumption.

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14 May 2003

“During the first three months of this year, the UK duty paid cigarette market underwent an expected decline of some four per cent.

“Gallaher’s Continental European division has continued to trade well in 2003. The Group has achieved modest growth in pro-forma volumes, and has taken price increases, despite the disruption caused by excise tax increases to trading patterns in Austria, Sweden, Germany and France.

“Reynolds-Gallaher International is making solid progress. The incremental marketing expenditure that is being placed behind Benson & Hedges American blended cigarettes, and the innovative new brand Reynolds, is delivering good results. Market share has increased in France, Spain and Italy.

“The strength of the euro has negatively impacted margins achieved on Gallaher’s exports from Austria to countries outside the euro-zone. However, this negative impact is being more than offset by the translation of the division’s euro denominated profits into sterling.

“Gallaher’s underlying trading performance in the CIS remains strong.

“In Russia, first quarter invoiced sales were down due to the planned extended closure of our Moscow factory in early January. However, the Group outperformed the market – which has been impacted by January’s substantial increase in excise tax – growing total cigarette market share to 14.2 per cent.

“Our share of the premium sector increased to 1.9 per cent in the first quarter – up from some 1.4 per cent in the fourth quarter of 2002 – as a result of the marketing investment placed behind our brands.

“In Kazakhstan, first quarter market share grew to over 26 per cent, and our share of the Ukrainian market has increased to over 10 per cent.

“Gallaher’s CIS sales are largely US dollar denominated, and earnings are, therefore, impacted by the translation of CIS profits into sterling.

“In our Rest of World division, market volumes in the Republic of Ireland have fallen as a result of trade de-stocking following last December’s 50 euro cents per pack tax increase. However, the Group’s trading performance in Ireland remains resilient.

“Exchange rate movements are also affecting this division. The strength of the euro is benefiting the translation of our Irish profits into sterling, and our operations in Asia and AMELA have been affected by the weakness of the US dollar.

“At Group level, the impact of exchange rate movements on earnings is marginally positive, and, although the sterling cost of our euro denominated debt is being adversely affected by the strength of the euro, this is being broadly offset by lower interest rates.

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14 May 2003

“I am pleased with the progress that is being made by the Gallaher and Shanghai Tobacco project team towards the reciprocal agreements in China and Russia. Although, recently, meetings and site visits have been cancelled because of current travel restrictions, we hope to make up time once these restrictions have receded.

“Following the successful integration of Austria Tabak, management has been reviewing Group operating efficiencies during the last few months, and we expect to have more to say about this in the near future.

“I look with pride on the significant expansion that has taken place since Gallaher became an independent company six years ago. We have successfully followed our Eurasian vision, delivering value-creating growth.

“I again extend my gratitude to our employees, customers, suppliers and shareholders, whose commitment to Gallaher helps to ensure our continued success.”

Enquiries:

Claire Jenkins – Director, Investor Relations	Tel: 01932 859777

Anthony Cardew – CardewChancery	Tel: 020 7 930 0777

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FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: May 14, 2003	Title:	Deputy Company Secretary